SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

FRONTIER AIRLINES, INC.

(Name of Issuer)

COMMON STOCK

(Title of Class of Securities)

359065109 (CUSIP Number)

February 27, 2007

(Date of Event Which Requires Filing of this Statement)

Check appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

Page 1 of 8 Pages

CUSIP No. 359065109	13G	Page 2 of 8 Pages

1	NAME OF REPORTING PERSON S.S OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

TECHNOLOGY PIONEER CORP.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☒
(b) ☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER

-0-
6 SHARED VOTING POWER

2,729,627
7 SOLE DISPOSITIVE POWER

-0-
8 SHARED DISPOSITIVE POWER

2,729,627

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,729,627 shares of common stock held in the name of TECHNOLOGY PIONEER CORP., a British Virgin Islands company and a reporting person listed in this statement on Schedule 13G. Mr. Lei Ding is the sole beneficial owner of TECHNOLOGY PIONEER CORP.
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

7.5%
12	TYPE OF REPORTING PERSON*

CO

CUSIP No. 359065109	13G	Page 3 of 8 Pages

1	NAME OF REPORTING PERSON S.S OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Mr. Lei Ding
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☒
(b) ☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

The People’s Republic of China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER

-0-
6 SHARED VOTING POWER

2,729,627
7 SOLE DISPOSITIVE POWER

-0-
8 SHARED DISPOSITIVE POWER

2,729,627

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,729,627 shares of common stock held in the name of TECHNOLOGY PIONEER CORP. Mr. Lei Ding is the sole beneficial owner of TECHNOLOGY PIONEER CORP.
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

7.5%
12	TYPE OF REPORTING PERSON*

IN, HC

CUSIP No. 359065109	13G	Page 4 of 8 Pages

Item 1.	(a)	NAME OF ISSUER

Frontier Airlines, Inc.

Item 1.	(b)	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES:

Frontier Centre One 7001 Tower Road Denver, CO 80249

Item 2.	(a)	NAME OF PERSON FILING:

The statement is filed by and on behalf of (a) TECHNOLOGY PIONEER CORP. and (b) Lei Ding. Mr. Ding is the sole beneficial owner of TECHNOLOGY PIONEER CORP. Consequently, Mr. Ding may be deemed to control TECHNOLOGY PIONEER CORP. and share with that company voting and dispositive power over the common stock of Frontier Airlines, Inc. held by it.

Item 2.	(b)	ADDRESS OF PRINCIPAL OFFICE

The business address of each of the reporting persons is No.16 Ke Yun Road, Zhong Shan Avenue, Guangzhou, The People’s Republic of China, 510655

Item 2.	(c)	CITIZENSHIP/PLACE OF ORGANIZATION:

TECHNOLOGY PIONEER CORP. is organized under the laws of the British Virgin Islands. Mr. Lei Ding is a citizen of The People’s Republic of China.

Item 2.	(d)	TITLE OF CLASS OF SECURITIES:

Common Stock

Item 2.	(e)	CUSIP NUMBER:

359065109

Item 3.		Not applicable.

CUSIP No. 359065109	13G	Page 5 of 8 Pages

Item 4.	OWNERSHIP

The following information with respect to the percentage ownership of common stock of the company by the persons filing this statement are based on 36, 589, 705 shares of common stock outstanding as of May 24, 2006, as set forth in the company’s report on Form 10-K for the year ended March 31, 2006 filed with the SEC on May 31, 2006.

	(a)	Amount Beneficially Owned:

2,729,627 ordinary shares held by TECHNOLOGY PIONEER CORP. Because Mr. Lei Ding is the sole beneficial owner of TECHNOLOGY PIONEER CORP., Mr. Ding may be deemed to control TECHNOLOGY PIONEER CORP. and share voting and dispositive power over such shares with that company (see Item 4(c) below).

	(b)	Percent of Class:

7.5%

	(c)	Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote:

-0-

(ii) Shared power to vote or to direct the vote:

2,729,627 shares of common stock

(iii) Sole power to dispose or to direct the disposition of:

-0-

(iv) Shared power to dispose or to direct the disposition of:

2,729,627 shares of common stock

Item 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

Not applicable.

CUSIP No. 359065109	13G	Page 6 of 8 Pages

Item 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

Not applicable.

Item 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

The subsidiary, TECHNOLOGY PIONEER CORP., which acquired the security being reported on, is a reporting person in this statement on Schedule 13G.

Item 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

The members of this group are set forth as reporting persons in this statement on Schedule 13G.

Item 9.	NOTICE OF DISSOLUTION OF THE GROUP

Not applicable.

Item 10.	CERTIFICATION

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not required and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 359065109	13G	Page 7 of 8 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 22, 2007

/s/ Lei Ding
Lei Ding

TECHNOLOGY PIONEER CORP.

By:	/s/ Lei Ding
Lei Ding
Sole Beneficial Owner and Director